UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): __ Form 10-K __ Form 20-F __ Form 11-K  X Form 10-Q __ Form N-SAR
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For Period Ended:  June 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

  Horizon PCS, Inc.
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Full Name of Registrant


Former Name if Applicable

  68 East Main Street
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Address of Principal Executive Office (Street and Number)

  Chillicothe, Ohio 45601-0480
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X  (a)  The reasons described in reasonable detail in Part III of this form
 ---      could not be eliminated without reasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Horizon PCS, Inc. (the "Company") is in negotiations with its senior lenders and other creditors. The Company is filing this "Notification of Late Filing" to allow additional time to be able to provide more accurate disclosure related to the negotiations.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

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         Peter M. Holland              (740)                   772-8547
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             (Name)                 (Area Code)             (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
      X Yes  No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that significant changes in the results of operations for the Company's quarter ended June 30, 2003, as compared to prior year's results, will be reflected in the financial statements of the Registrant. The Company has closed numerous stores and has significant impairment losses. The financial statements also will reflect changes related to the status of our debt and other contractual obligations.

                                Horizon PCS, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


     Date: August 14, 2003      By:  /s/ Peter M. Holland
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                                   Peter M. Holland, Chief Financial Officer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION:

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).